Notice to ASX/LSE Rio Tinto to invest $1.8 billion to develop Brockman mine extension in Western Australia’s Pilbara 6 March 2025 Rio Tinto will invest $1.8 billion1 to develop the Brockman Syncline 1 mine project (BS1), extending the life of the Brockman region in the West Pilbara of Western Australia and sustaining production from the company’s world class iron ore operations. The project has now received all necessary State and Federal Government approvals and has been developed in consultation with the Puutu Kunti Kurrama and Pinikura (PKKP) Traditional Owners and the Muntulgura Guruma Traditional Owners. Rio Tinto Iron Ore Chief Executive Simon Trott said: “Brockman 4 produced 43 million tonnes of iron ore in 2024. Securing this project extends the life of the Brockman hub. This is good for our business, good for Western Australia and good for the Australian economy. “Rio Tinto has been mining iron ore in the Pilbara for almost six decades and our tranche of new mines will ensure we can continue to supply the globe’s ongoing need for iron ore, for decades to come.” BS1 is a large-scale investment within the Brockman region, which encompasses Brockman 4 and Greater Nammuldi. It will have capacity to process up to 34 million tonnes per annum (Mtpa) of iron ore, leveraging existing plants. First ore is now scheduled for 2027, having previously been anticipated in 2028. Construction of the project begins this year and includes a new primary crusher and overland conveyor, a Non-Process Infrastructure precinct and a temporary camp for construction workers. About 1,000 jobs will be created during construction and once operational, BS1 will sustain a workforce of about 600. BS1 is one of a tranche of replacement projects, with total annual capacity of ~130Mtpa2, that underpin Rio Tinto’s ongoing commitment to the Pilbara. Western Range is more than 90% complete, with first production due in the first half of 2025. The Hope Downs 1 and West Angelas sustaining projects are progressing through approvals processes. Additionally, work continues on the pre-feasibility study for Rhodes Ridge, one of the world’s largest and highest quality undeveloped iron ore deposits, which is targeting an initial capacity of up to 40Mtpa and first ore by 2030. Note to editors BS1 is a satellite orebody mine development, located approximately 8 kilometres north of Brockman 4. All figures are in US dollars unless otherwise specified. 1 The capital for the project is already included in the Group's replacement capital guidance. 2 Subject to timing of full capacity. The replacement projects include Western Range, West Angelas, Hope Downs 1, Greater Nammuldi and Brockman 4. EXHIBIT 99.5

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